EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to Registration Statement (Form S-3 No. 333-172197) and related Prospectus of XOMA Corporation for the registration of $88,709,469 of its common stock, preferred stock, debt securities and warrants, and to the incorporation by reference therein of our reports dated March 10, 2011, with respect to the consolidated financial statements of XOMA Ltd., and the effectiveness of internal control over financial reporting of XOMA Ltd. included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
January 3, 2012